Exhibit 99.1

argenx announces closing of exclusive global collaboration and license agreement for cusatuzumab (ARGX-110) with Janssen

$200 million equity investment made by Johnson & Johnson Innovation — JJDC, Inc.

January 18, 2019

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the closing of the exclusive, global collaboration and license agreement for cusatuzumab (ARGX-110), a highly differentiated anti-CD70 SIMPLE Antibody™, with Cilag GmbH International, an affiliate of the Janssen Pharmaceutical Companies of Johnson & Johnson. The collaboration agreement became effective following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the closing of the private placement described below.

argenx and Janssen have agreed to a joint global clinical development plan to evaluate cusatuzumab in acute myeloid leukemia, myelodysplastic syndromes and other potential future indications. Under the terms of the agreement, Janssen will pay argenx $300 million in an upfront payment. argenx will be eligible to receive potentially up to $1.3 billion in development, regulatory and sales milestones, in addition to tiered, double-digit royalties. Janssen will be responsible for commercialization worldwide. argenx retains the option to participate in commercialization efforts in the US, where the companies have agreed to share economics 50/50 on a royalty basis, and outside the US, Janssen will pay double-digit sales royalties to argenx.

In addition, the private placement of 1,766,899 new argenx shares at a price of €100.02 ($113.19, based on the EUR/USD exchange rate as of December 2, 2018) per share to Johnson & Johnson Innovation Inc. — JJDC, Inc. (JJDC) was completed as part of the closing, with gross proceeds to argenx of €176.7 million (approximately $200 million). argenx’s share capital will be €3,789,576.40 after registration of the capital increase. Following Euronext Brussels’ approval of argenx’s request for the admission to listing and trading of the new shares, it is expected that the new shares will be admitted to trading and official listing on the regulated market of Euronext Brussels on January 23, 2019.

About Cusatuzumab

Cusatuzumab (ARGX-110) is an investigational SIMPLE Antibody™ targeting CD70, an immune checkpoint target involved in hematological malignancies, several solid tumors and severe autoimmune diseases. Cusatuzumab is designed to: block CD70, kill cancer cells expressing CD70 through complement dependent cytotoxicity, enhanced antibody-dependent cell-mediated phagocytosis and enhanced antibody-dependent cell-mediated cytotoxicity, and restore immune surveillance against solid tumors (Silence K. et al. mAbs 2014; 6 (2):523-532). Cusatuzumab is currently being evaluated in patients with hematological malignancies, including a Phase 1/2 trial in combination with Vidaza in patients with newly diagnosed acute myeloid leukemia (AML) and high-risk myelodysplastic syndromes. Recently, cusatuzumab has been granted orphan drug designation for the treatment of AML by FDA. Preclinical work on cusatuzumab in AML was performed in collaboration with the Tumor Immunology Lab of Prof. A. F. Ochsenbein at the University of Bern, who won, together with Prof. Manz at the University Hospital of Zürich, the prestigious 2016 Otto Naegeli Prize for his breakthrough research on CD70/CD27 signaling with therapeutic potential for cancer patients.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning the intended results of its strategy; the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, cusatuzumab; and argenx’s collaboration with Janssen, including argenx’s ability to receive the expected benefits thereof such as future milestones and royalty payments and the approval of the listing and trading on Euronext Brussels of the ordinary shares purchased by Janssen. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.